Filed pursuant to Rule 253(g)(2)

File No. 024-11870

OFFERING CIRCULAR DATED JULY 7, 2022

RADAR USA, INC.

448 W Market Street, Suite 203

San Diego, California, 92101

609.472.0877

Up to 20,000,000 Shares of Non-Voting Common Stock and 20,000,000 shares of Voting Common Stock into which the Non-Voting Common Stock is convertible

Minimum investment amount: 1,000 Shares of Non-Voting Common Stock ($1,000), subject to waiver by us in our sole discretion

SEE “SECURITIES BEING OFFERED” AT PAGE 36

	Price to Public	Underwriting discount and commissions (1)	Proceeds to issuer
Per share	$1.00	$0.06	$0.94
Total Minimum	n/a	n/a	n/a
Total Maximum	$20,000,000	$1,200,000	$18,800,000

(1)

We have engaged Entoro Securities, LLC (“Entoro”) to act as placement agent of this offering, together with any soliciting dealer selected by Entoro. We will pay a cash commission of 1% on sales of the Non-Voting Common Stock or, in instances where Entoro or a soliciting dealer has facilitated the sale of securities, 6% of the gross proceeds from such securities. The above amounts for underwriting discounts and comments assume that all sales of securities in this offering are facilitated by Entoro or a soliciting dealer. We will also pay a $10,000 consulting fee and a $10,000 advance fee for expenses anticipated to be incurred by Entoro or any soliciting dealer. Any unused portion of this advance fee will be returned to us. FINRA fees will be paid by us. See “Plan of Distribution” on page 17 for details of compensation payable to third parties in connection with the offering.

Sales of these securities will commence on approximately July 8, 2022.

This offering will terminate at the earlier of the date at which the maximum offering amount has been sold or the date at which the offering is earlier terminated by the company at its sole discretion. At least every 12 months after this offering has been qualified by the United States Securities and Exchange Commission (the “Commission” or the “SEC”), the company will file a post-qualification amendment to include the company’s recent financial statements.

The company has engaged Equiniti Trust Company (“EQ”) as agent to hold any funds that are tendered by investors. The offering is being conducted on a best-efforts basis without any minimum target offering amount. This may mean that the company does not receive sufficient funds to cover the cost of this offering. The company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be made available to the company. After the initial closing of this offering, we expect to hold closings on at least a monthly basis.

Investors in this offering will have no voting rights except those required by Delaware law. Holders of Voting Common Stock are entitled to one vote for each share on all matters submitted to a vote of the stockholders. Holders of the Voting Common Stock will continue to hold all of the voting power of the company’s equity at the conclusion of this offering and therefore control the board. The Non-Voting Common Stock is convertible into Voting Common Stock automatically and solely upon the closing of an initial public offering of Voting Common Stock or a public listing of the Voting Common Stock. Each share of Non-Voting Common Stock converts into Voting Common Stock at a 1:1 ratio. See “Securities Being Offered” at page 36 for additional details.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 4.

The company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Summary -- Implications of Being an Emerging Growth Company.”

In this Offering Circular, the term “Radar” or “the company” refers to RADAR USA, INC.; the term “VSBLTY” refers to our strategic partner VSBLTY Groupe Technologies Corp. and its consolidated subsidiaries; and the term “RADAR App” refers to our strategic partner RADAR APP S.A.P.I. de C.V.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

i

Implications of Being an Emerging Growth Company

We are not subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because we are not registering our securities under the Exchange Act. Rather, we will be subject to the more limited reporting requirements under Regulation A, including the obligation to electronically file:

●	annual reports (including disclosure relating to our business operations for the preceding two fiscal years, or, if in existence for less than two years, since inception, related party transactions, beneficial ownership of the issuer’s securities, executive officers and directors and certain executive compensation information, management’s discussion and analysis (“MD&A”) of the issuer’s liquidity, capital resources, and results of operations, and two years of audited financial statements),

●	semi-annual reports (including disclosure primarily relating to the issuer’s interim financial statements and MD&A) and

●	current reports for certain material events.

In addition, at any time after completing reporting for the fiscal year in which our offering statement was qualified, if the securities of each class to which this offering statement relates are held of record by fewer than 300 persons and offers or sales are not ongoing, we may immediately suspend our ongoing reporting obligations under Regulation A.

If and when we become subject to the ongoing reporting requirements of the Exchange Act, as an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

●	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

●	will not be required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

●	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

ii

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

●	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

iii

SUMMARY

The Company

Our company, founded in November 2020, is an AI-powered integrated community security provider. Our security platform was born out of integrating technology from our strategic partners, RADAR App and VSBLTY, with RADAR App licensing to us the front-end user facing aspects of our platform and VSBLTY licensing to us the AI and algorithms that provide the robust functionality of our platform. Our integrated security platform includes smart cameras, an easy-to-use app for citizen SOS, geolocation and direct interaction with police and cloud-based data storage and analytics for law enforcement. We provide a collaborative security solution where communities have digital surveillance and can contact the police, private security and neighbors in case of any incident or private security breach. With this community-based networked approach to security, we believe our platform is the world’s first socially-connected security platform.

Our integrated security platform uses artificial intelligence (AI), machine learning and compute vision software that can identify and capture traffic in communities and process other analytics in real-time to report real insights and create awareness performance indicators. Prior to our formation, our strategic partners RADAR App and VSBLTY installed their combined software in over 10,000 security cameras in Mexico. We have also recently entered into contracts with 4 commercial customers that were assigned to us by VSBLTY.

Our product platform integrates existing security and surveillance infrastructure with AI, analytic and storage capabilities and community connectivity among our users, local security and law enforcement to deliver an integrated and collaborative security solution accessible through our App on a mobile device or networked computer. We integrate data from users’ connected security cameras, thermal cameras, home alarm systems and security lighting and recording devices. Layered on that data is a suite of AI and analytics functionality, including facial recognition, license plate recognition, image analysis, noise analysis (shot detection) correlations and analysis of behavior and weapon detection. The third element of our platform connects users to law enforcement, including SOS alerts, geolocation data and direct communication with law enforcement, enhancing law enforcement efforts through sharing of data and the application of AI and analytics.

We have taken a flexible approach to customer acquisition, providing either our software solution that integrates into customers exiting security hardware, our software together with commercial, off-the-shelf, cameras and other security infrastructure or a combination of the two. Because we are able to leverage and connect existing security infrastructure with the security cameras we provide, we believe that we can provide our collaborative security solution at a fraction of the cost that it would take other providers.

The Offering

Securities offered by us:	Maximum of 20,000,000 shares of Non-Voting Common Stock and 20,000,000 shares of Voting Common Stock into which the Non-Voting Common Stock is convertible

Minimum investment amount:	1,000 Shares of Non-Voting Common Stock ($1,000), subject to waiver by us in our sole discretion

Securities outstanding before the offering (as of May 31, 2022):

Voting Common Stock (1):	50,000,035 shares

Non-Voting Common Stock:	0 shares

Securities outstanding after the offering (assuming the maximum offering amount):

Voting Common Stock (1):	50,000,035 shares

Non-Voting Common Stock:	20,000,000 shares

Use of proceeds:	Salaries and wages, sales and marketing, research and development, capital expenditures, licensing and general and administrative expenses and working capital reserves, as described in the “Use of Proceeds” section of this Offering Circular.

(1)	On June 2, 2022, we effected a 1683.72845:1 forward stock split of our Voting Common Stock. Share amounts both prior to and after the offering give effect to this stock split.

Selected Risks Associated with Our Business

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:

●	We are an early stage company with a limited operating history.

●	We may not be able to achieve sufficient market penetration to deliver a true community-based integrated security solution.

●	If we are unable to manage our growth successfully, our business and results of operations could suffer.

●	The outbreak of the Covid-19 pandemic and government actions to address it may have a material adverse effect on our business, financial conditions and results of operation, all of which could be rapid and unexpected.

●	Our business is highly reliant on our strategic partners.

●	Our business could suffer if we are unable to expand our sales and marketing capabilities.

●	Our business is dependent on our ability to generate additional revenues.

●	We may not have enough capital as needed and may be required to raise more capital and the terms of subsequent financings may adversely impact your investment.

●	Our audited financial statements included a statement that there is a substantial doubt about our ability to continue as a going concern.

●	Our business is highly reliant on key personnel.

●	Our business may suffer if we failure to develop our brand.

●	We operate in a highly competitive industry and if we are unable to compete effectively, our business may suffer.

●	We are dependent on our information systems which may be vulnerable to cyber-attacks or other events.

●	Our business is subject to risks from rapid changes in technology.

●	System failures or delays in network operations may damage our reputation and result in the loss of customers.

●	Security breaches could expose us to a risk of loss of information, litigation and possible liability.

●	Defects or disruptions in our services may harm our reputation and business.

●	Data errors may cause us to lose customers, which may have a material effect on our business.

●	Actual or perceived violations of privacy laws or perceived misuse of personal information could have a materially adverse impact on our reputation and business.

●	Unauthorized disclosure or theft of private information could harm our business.

●	Our business may face risks when operating in foreign jurisdictions.

●	If we or our strategic partners are unable to protect our or their intellectual property our business may suffer.

●	Certain of our directors and officers may face conflicts of interest in their service to our company.

●	Any valuation at this stage is difficult to assess.

●	Shares of Non-Voting Common Stock only convert into Voting Common Stock in limited circumstances, which may not occur, and investors should be prepared to hold shares of Non-Voting Common Stock indefinitely.

●	Investors will be minority holders of Non-Voting Common Stock and voting control is in the hands of a few large stockholders.

●	This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.

●	Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

●	This investment is illiquid.

●	The value of your investment may be diluted if the company issues additional shares or options.

●	Our Certificate of Incorporation and our subscription agreement have forum selection provisions that requires disputes be resolved in certain jurisdictions regardless of convenience or cost to you, the investor.

●	Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement or our Certificate of Incorporation, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks related to our Business

We are an early stage company with a limited operating history. Our company was formed on November 6, 2020. Accordingly, we have a limited history upon which an investor can evaluate our performance and future prospects. The company has a short history, few customers, and limited revenue generated to date. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as we react to developments in our markets, difficulty in managing our growth and the entry of competitors into the market. We have incurred net losses to date and our financial statements reflect no revenues. We cannot assure you that we will be profitable in the foreseeable future or generate sufficient profits to pay dividends to the holders of the shares.

We may not be able to achieve sufficient market penetration to deliver a true community-based integrated security solution. The distinguishing feature of our residential and city-focused product platform is its ability to connect, and share data among, multiple users within a community, local security and law enforcement. If we are not able to achieve significant market penetration within a residential community or geographic area, we may not be able to realize our business plan or compete effectively in the markets we serve.

If we are unable to manage our growth successfully, our business and results of operations could suffer. Our ability to manage growth will require us to continue to build operational, financial and management controls, contracting relationships, marketing and business development plans and controls and reporting systems and procedures. Our ability to manage growth will also depend in large part upon a number of factors, including the ability to rapidly:

●	increase sales or attract new customers;

●	develop new products or features;

●	expand our internal and operational and financial controls significantly so that we can maintain control over operations;

●	attract and retain qualified personnel in order to continue to develop reliable and flexible products and provide services that respond to evolving customer needs;

●	build a sales team to keep customers and partners informed regarding the technical features issues and key selling points of its products and services;

●	develop support capacity for customers as sales increase; and

●	build a channel network to create an expanding presence in the evolving marketplace for its products and services.

An inability to achieve any of these objectives could harm our business, financial condition and results of operations.

The outbreak of the Covid-19 pandemic and government actions to address it may have a material adverse effect on our business, financial conditions and results of operation, all of which could be rapid and unexpected. We may face disruption to operations, supply chain delays, travel and trade restrictions and impacts on economic activity in affected countries or regions that could reduce demand for applications of our products and services.

Covid-19 may further prevent or cause delays in delivering products and services, whether by direct impacts to our operations or impacts to the operations of our strategic partners, suppliers, customers or financial markets. To date, we have experienced minor disruptions to our day-to-day operations associated with delayed services resulting from various Covid-19 restrictions and shortage of manpower experienced by some of our service providers.

The Covid-19 pandemic continues to evolve rapidly and, as a result, it is difficult to accurately assess its continued magnitude, outcome and duration. The Covid-19 pandemic and restrictions imposed to address the pandemic, could: negatively impact levels of investment in deployments of our technology; lead to prolonged disruptions of critical components, including as a result of the bankruptcy/insolvency of one or more suppliers to us or our strategic partners due to worsening economic conditions; impact our customers’ and partners’ production volume levels, including as a result of prolonged unscheduled facility shutdowns; and result in government regulation that may adversely impact our business.

Covid-19 may also represent a serious threat to our establishing and maintaining a skilled workforce and could be a healthcare challenge for us, our customers, suppliers and partners. In addition, the Covid-19 pandemic has created a dramatic slowdown in the global economy generally, and thus demand for products with potential applications for our technology may decline. The duration of the Covid-19 outbreak and the resultant travel restrictions, social distancing, government response actions, business closures and business disruptions, can all have an impact on our operations and access to capital. There can be no assurance that we will not be impacted by adverse consequences that may be brought about by the Covid -19 pandemic on global financial markets which may reduce valuations of companies like ours and financial liquidity and thereby severely limit the capital available to us.

Our business is highly reliant on our strategic partners. Our products and services are dependent on technology that we license from VSBLTY and RADAR App, which are companies affiliated with certain of our directors. We anticipate that we will continue to depend on these relationships and others as our business grows. If we are unsuccessful in maintaining our relationships with these third parties, or if these third parties are unable or unwilling to provide services to us, our ability to continue to operate our business and compete in the marketplace would suffer. Even if we are successful, we cannot be sure that these licensed technologies will be sufficient to meet future customer demands or to enable us to compete effectively.

Our business could suffer if we are unable to expand our sales and marketing capabilities. Increasing our customer base and achieving broader market acceptance of our products will depend to a significant extent on our ability to expand our sales and marketing operations. Our business will be seriously harmed if the efforts to expand our sales and marketing capabilities are not successful or if they do not generate sufficient revenue.

Our business is dependent on our ability to generate additional revenues. To increase revenue and achieve profitability, we must add new customers. In light of our early stage of development, we currently have recorded revenues from sales of our subscription service to only a small group of customers and will need to significantly expand our number of customers to achieve profitability. Numerous factors may impede our ability to add new customers, including our inability to convert new organizations into paying customers, failure to attract and effectively retain new sales and marketing personnel, failure to retain and motivate our current sales and marketing personnel, failure to develop or expand relationships with channel partners, failure to successfully deploy products for customers and provide quality customer support once deployed, or failure to ensure the effectiveness of our marketing programs. In addition, if prospective customers do not perceive our products to be of sufficiently high value and quality, we will not be able to attract the number and types of new customers that we are seeking.

In addition, our ability to attract new customers depends in large part on our ability to enhance and improve our existing products and to introduce compelling new products that reflect the changing nature of our market. The success of any enhancement to our products depends on several factors, including timely completion and delivery, competitive pricing, adequate quality testing, integration with existing technologies and products, and overall market acceptance. If we are unable to successfully develop new products, enhance our existing products to meet customer requirements, or otherwise gain market acceptance, our business, results of operations and financial condition would be harmed.

We may not have enough capital as needed and may be required to raise more capital and the terms of subsequent financings may adversely impact your investment. There is no minimum offering amount and we may not raise sufficient funds in this offering to fund our operations. Even if we do raise the maximum amount in this offering, we anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. We may also issue debt or equity securities to raise funds, modify our growth plans, or take some other action. Interest on debt securities could increase costs and negatively impact operating results and convertible debt securities could result in diluting your interest in the company. Issuance of preferred stock, in addition to diluting your interests in the company, may be done on terms more advantageous to those investors than to the holders of shares of Non-Voting Common Stock. If we are unable to find additional capital on favorable terms, then it is possible that we will choose to cease our sales activity. In that case, we may not have assets with sufficient value to provide any return on your investment. Even if we are not forced to cease our sales activity, the unavailability of capital could result in our performing below expectations, which could adversely impact the value of your investment.

Our audited financial statements included a statement that there is a substantial doubt about our ability to continue as a going concern. Our audited financial statements as of and for the year ended October 31, 2021 were prepared on the assumption that we would continue as a going concern and did not include any adjustments that might result from the outcome of this uncertainty. As of October 31, 2021, the Company has not achieved profitable operations and has accumulated a deficit of $78,037.

Continuation as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet obligations and pay its liabilities arising from normal business operations when they come due and ultimately upon its ability to achieve profitable operations. We cannot assure you that we will be able to obtain financing sufficient to meet our liabilities as they come do and our business may not survive.

Our business is highly reliant on key personnel. The company’s success depends largely on the continued services of our executive officers and directors, and in particular our President and Chief Executive Officer Jeffrey Muller. We believe that our future success will also depend in large part on our ability to retain or attract highly qualified management, technical and other personnel. We may not be successful in retaining key personnel or in attracting other highly qualified personnel. If we are unable to retain or attract significant numbers of qualified management and other personnel, we may not be able to grow and expand our business.

Our business may suffer if we fail to develop our brand. Building and maintaining awareness of our company and our products in a cost-effective manner is important to achieving widespread acceptance of our products and is an important element in attracting new customers. Brand recognition will become more important for us as competition in the market increases. Our brand success will depend on the effectiveness of our marketing efforts and on our ability to provide reliable and valuable products to customers at competitive prices. Any brand marketing activities that we undertake may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses we incur in attempting to build our brand. If we fail to successfully develop and market our brand, we may fail to attract new customers, retain existing customers or attract media coverage to the extent necessary to realize a sufficient return on our brand-building efforts, and our business and results of operations could suffer.

We operate in a highly competitive industry and if we are unable to compete effectively, our business may suffer. The industry in which we operate is highly competitive, is evolving and is characterized by technological change. Current or future competitors may have longer operating histories, larger customer bases, greater brand recognition and more extensive commercial relationships than we do. These competitors may also have greater financial, technical, marketing and other resources than us. As a result, our competitors may be able to develop products and services better received by customers or may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, regulations or customer requirements. In addition, larger competitors may be able to leverage a larger installed customer base and distribution network to adopt more aggressive pricing policies and offer more attractive sales terms, which could cause the company to lose potential sales or to sell its solutions at lower prices resulting in reduced margins, any of which could have a material adverse effect on the company’s business, financial condition or results of operations.

Competition may intensify if our competitors enter into business combinations or alliances or raise additional capital, or as established companies in other market segments or geographic markets expand to compete with us directly. We also expect to face additional competition from new entrants. If the company cannot compete against existing and future competitors, its business, results of operations and financial condition could be materially and adversely affected. See “The Company’s Business – Competition” for further discussion of our competitive environment.

We are dependent on our information systems which may be vulnerable to cyber-attacks or other events. Increasingly, companies are subject to a wide variety of attacks on their networks and systems on an ongoing basis. In addition to traditional computer “hackers”, malicious code (such as viruses and worms), employee theft or misuse, and denial-of-service attacks, sophisticated nation-state and nation-state supported actors now engage in cybersecurity attacks (including advanced persistent threat intrusions). Despite efforts to create security barriers to such threats, it is virtually impossible for us to entirely mitigate these risks. The security measures that are integrated into our platform, which are designed to detect unauthorized activity and prevent or minimize security breaches, may not function as expected or may not be sufficient to protect our network or platform against certain attacks. In addition, techniques used to sabotage or to obtain unauthorized access to networks in which data is stored or through which data is transmitted change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or implement adequate preventative measures to prevent an electronic intrusion into its networks.

If a breach of customer data security were to occur, as a result of third-party action, employee error, malfeasance or others, and the confidentiality, integrity or availability of the customers’ data was disrupted, we could incur significant liability to customers and to individuals or business whose information was being stored by customers, and our products may be perceived as less desirable, which could negatively affect our business and damage our relationships with customers and our reputation. Security breaches impacting our products could result in a risk of loss or unauthorized disclosure of customers’ information, which, in turn, could lead to litigation, governmental audits and investigations, and possible liability.

These breaches, or any perceived breach, of our network, our customers’ networks, or other networks, whether or not any such breach is due to a vulnerability in our products, may also undermine confidence in our products and result in damage to our reputation, negative publicity, loss of customers and sales, increased costs to remedy any problem, and costly litigation. Third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information, or otherwise compromise the security of our internal networks, electronic systems and/or physical facilities in order to gain access to our data or our customers’ data, which could result in significant legal and financial exposure, loss of confidence in the security of our products, interruptions or malfunctions in our operations, and, ultimately, harm to our business prospects. We may be required to expend significant capital and financial resources to protect against such threats or to alleviate problems caused by breaches in security.

Our business is subject to risks from rapid changes in technology. We operate in a competitive industry characterized by rapid technological change and evolving industry standards. Our ability to attract new customers and increase revenue from existing customers will depend largely on our ability to anticipate industry standards and trends, respond to technological advances in our industry, and to continue to enhance existing products or to design and introduce new products on a timely basis to keep pace with technological developments and customers’ increasingly sophisticated needs. The success of any enhancement or new product depends on several factors, including the timely completion and market acceptance of the enhancement or new product. Any new product might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate significant revenue. If any of our competitors implements new technologies before we are able to implement them, those competitors may be able to provide more effective products than us at lower prices. Any delay or failure in the introduction of new or enhanced products could harm our business, results of operations and financial condition.

Our products are expected to embody complex technology that may not meet evolving standards, changes and preferences. Our ability to develop and commercially launch new products depends on a number of factors, including, but not limited to, our ability to design or license, and implement, solutions and services at an acceptable cost and quality, our ability to attract and retain skilled technical employees, the availability of critical components from third parties, and our ability to successfully complete the launch of products in a timely manner. There is no guarantee that we will be able to respond to market demands. If we are unable to effectively respond to technological changes, or fail or delay to launch new products or enhancements in a timely and cost-effective manner, our products and services may become obsolete, and we may be unable to operate our business profitably, or at all.

System failures or delays in network operations may damage our reputation and result in the loss of customers. Our ability to collect and report accurate data may be interrupted by a number of factors, including inability to access the web, failure of our network or software systems, failures of third-party data center hosting facilities or cloud computing platform providers, computer viruses, security breaches or variability in user volume on customer websites. A failure of network or data gathering procedures could impede the processing of data, cause the corruption or loss of data or prevent the timely delivery of products and services.

In the future, we may need to expand our network and systems at a more rapid pace than we have in the past. Our network or systems may not be capable of meeting the demand for increased capacity, or we may incur additional unanticipated expenses to accommodate these capacity demands. In addition, we may lose valuable data, be unable to obtain or provide data on a timely basis or our network may temporarily shut down if we fail to adequately expand or maintain our network capabilities to meet future requirements. Any lapse in our ability to collect or transmit data may decrease the value of our products and prevent us from providing data requested by customers. Any disruption in our network processing or loss of web user data may damage our reputation and result in the loss of customers; and our business and results of operations could be adversely affected.

Security breaches could expose us to a risk of loss of information, litigation and possible liability. Our services involve the storage, analysis and transmission of customers’ proprietary information, and security breaches could expose us to a risk of loss of this information, litigation and possible liability. While we and our strategic partners have security measures in place, they may be breached as a result of third-party action, including intentional misconduct by computer hackers, employee error, malfeasance or otherwise and result in someone obtaining unauthorized access to our or our strategic partners’ information technology (“IT”) data, our customers’ data or our data, including our or our strategic partners’ intellectual property and other confidential business information.

Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information in order to gain access to customers’ data, or our or our strategic partners’ data or IT systems. Because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently and generally are not recognized until launched against a target, we or our strategic partners may be unable to anticipate these techniques or to implement adequate preventative measures. Because we do not control our customers or third-party technology providers, or the processing of such data by third-party technology providers, we cannot ensure the integrity or security of such transmissions or processing. Malicious third parties may also conduct attacks designed to temporarily deny customers access to our services. Any security breach could result in a loss of confidence in the security of our services, damage our reputation, negatively impact our future sales, disrupt our business and lead to legal liability.

Defects or disruptions in our services may harm our reputation and business. Because our services are complex and incorporate a variety of commercial off-the-shelf hardware and third-party software, our services may have errors or defects that could result in unanticipated downtime for our subscribers and harm to our reputation and business. Cloud services frequently contain undetected errors when first introduced or when new versions or enhancements are released. VSBLTY has from time to time found defects in, and experienced disruptions to, its services, and new defects in or disruptions to services of our strategic partners or us may occur in the future.

Since we rely on VSBLTY’s services for important aspects of our services, any errors, defects, disruptions in these services or other performance problems could hurt our reputation and may damage our customers’ businesses. As a result, customers could elect to not renew our services or delay or withhold payment to us. We could also lose future sales or customers may make warranty or other claims against us, which could result in an increase in our provision for doubtful accounts, an increase in collection cycles for accounts receivable or the expense and risk of litigation.

Data errors may cause us to lose customers, which may have a material effect on our business. Errors in our systems resulting from the large amount of data that we collect, store and manage could cause the information that we collect to be incomplete or to contain inaccuracies that customers regard as significant. The failure or inability of our systems, networks and processes to adequately handle the data in a high quality and consistent manner could result in the loss of customers. In addition, we may be liable to certain of our customers for damages they may incur resulting from these events, such as loss of business, loss of future revenues, breach of contract or loss of goodwill to their business.

Actual or perceived violations of privacy laws or perceived misuse of personal information could have a materially adverse impact on our reputation and business. Our business is subject to a variety of laws and regulations in the United States and other countries relating to user privacy, rights of publicity, data protection, content, protection of minors, and consumer protection. These laws and regulations are constantly evolving and remain subject to significant change. In addition, the application and interpretation of these laws and regulations are often unpredictable and uncertain, particularly in the new and rapidly evolving industry in which we operate. Because our business involves facilitating the storing, processing, and using data, some of which contain personal information, we are subject to complex and evolving federal, state, and foreign laws and regulations regarding privacy, data protection, and other matters.

Alleged violations of any of these laws and regulations could result in investigations, claims, changes to our business practices, increased cost of operations, and declines in user growth, retention, or engagement, any of which could materially adversely affect our business, results of operations, and financial condition. Furthermore, any perception of our services as an invasion of privacy, whether legal or illegal, may subject us to public criticism. Existing and future privacy laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may create negative public reaction related to our business. Any resulting reputational harm, potential claims asserted against us or decrease in user response could reduce the demand for our services, increase costs of obtaining data or for public relations and communications, and adversely affect our ability to provide our services to customers, any of which could harm our business.

Unauthorized disclosure or theft of private information could harm our business. Unauthorized disclosure of personally identifiable information in our possession whether through breach of our network by an unauthorized party, employee theft or misuse, or otherwise, could harm our business. If there was an inadvertent disclosure of personally identifiable information that we gather, or, if a third party were to gain unauthorized access to the personally identifiable information we may possess, our operations could be seriously disrupted and we could be subject to claims or litigation arising from damages to affected parties or pursuant to the agreements with customers. In addition, we could incur significant costs in complying with the multitude of provincial, U.S. state, federal and international laws regarding the unauthorized disclosure of personal information. Finally, any perceived or actual unauthorized disclosure of the information we collect could harm our reputation and have an adverse impact on our business.

Our business may face risks when operating in foreign jurisdictions. Our operations may be adversely affected by changes in foreign policies, legislation, or social instability and other factors that are not within our control. Our operations may also be adversely affected by laws and policies of such jurisdictions affecting foreign trade, taxation and investment. If our operations are disrupted, our business may be harmed.

In the event of a dispute arising in connection with operations in a foreign jurisdiction where we conduct business, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of U.S. courts or enforcing U.S. judgments in such other jurisdictions.

If we or our strategic partners are unable to protect our or their intellectual property our business may suffer. Our commercial success depends to a significant degree upon our ability and the ability of our strategic partners to develop new or improved technologies, instruments and products, and to obtain patents, where appropriate, or other intellectual property rights or statutory protection for these technologies and products. Despite devoting resources to the research and development of proprietary technology, we and they may not be able to develop new technology that is patentable or protectable.

Further, issued patents, if any, could be challenged, held invalid or unenforceable, or be circumvented and may not provide us with necessary or sufficient protection or a competitive advantage. Competitors and other third parties may be able to design around our or our strategic partners’ intellectual property or develop similar products and services that are not within the scope of such intellectual property. The inability to secure intellectual property rights may have a materially adverse effect on our business and results of operations. In addition, prosecution and protection of intellectual property rights can be costly and uncertain, often involve complex legal and factual issues and consume significant time and resources. The laws of certain countries may not protect intellectual property rights to the same extent as the laws of the United States.

Certain of our directors and officers may face conflicts of interest in their service to our company. Certain of the company’s directors and/or officers may also serve as directors and/or officers of our strategic partners or other companies with which we do business or with which we compete. Consequently there exists the possibility for such directors and officers to be in a position of conflict requiring them to abstain from certain decisions. Although our officers and directors are subject to duties of care and loyalty under Delaware law, our business may suffer if a conflicted officer or director is recused from decision making. In addition, actions taken by the company with respect to transactions or relationships involving such conflicts may be perceived as being unfair to our company, which could harm our reputation, affect the value of our company and potentially subject us to costly and time-consuming litigation.

Risks related to the Securities

Any valuation at this stage is difficult to assess. The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Shares of Non-Voting Common Stock only convert into Voting Common Stock in limited circumstances, which may not occur, and investors should be prepared to hold shares of Non-Voting Common Stock indefinitely. Shares of Non-Voting Common Stock convert automatically and solely upon the closing of an initial public offering of Voting Common Stock or a public listing of our Voting Common Stock. We cannot assure you that either of these events will occur and as a result, investors should expect to hold shares of Non-Voting Common Stock indefinitely.

Investors will be minority holders of Non-Voting Common Stock and voting control is in the hands of a few large stockholders. The shares of Non-Voting Common Stock are non-voting and voting control is in the hands of a few large stockholders. Therefore, investors in this offering will have a limited ability to influence our policies or any other corporate matter, including the election of directors, changes to our company’s governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have. We may request that the escrow agent disburse offering funds to us at any time. At that point, investors whose subscription agreements have been accepted will become our stockholders. In light of our early stage of development, our business is likely to change significantly during the offering period. We will file supplements to our Offering Circular reflecting material changes and investors whose subscriptions have not yet been accepted will have the benefit of that additional information. These investors may withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our stockholders and will have no such right.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See “Plan of Distribution.”

The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC’s Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

This investment is illiquid. There is no currently established market for reselling these securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer.

The value of your investment may be diluted if the company issues additional shares or options. The company may authorize and issue additional shares of its common stock or preferred stock, or may adopt an equity plan providing for the issuance of stock or options, in each case with only the vote of the holders of its Voting Common Stock. The issuance of additional options or stock under any stock-based incentive program or otherwise may dilute the value of your holdings.

Our Certificate of Incorporation and our subscription agreement have forum selection provisions that requires disputes be resolved in certain jurisdictions regardless of convenience or cost to you, the investor. Our Certificate of Incorporation provides that the Delaware Court of Chancery is the sole and exclusive forum for any stockholder to bring any derivative action brought on behalf of the company, any action asserting a claim of breach of fiduciary duty, any action asserting a claim against the company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the company’s Certificate of Incorporation or bylaws or any action asserting a claim against the company, its directors, officers or employees governed by the internal affairs doctrine, with limited exceptions such as suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, in order to invest in this offering, investors will agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provisions in our subscription agreement and, if applicable, our Certificate of Incorporation would apply to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such provisions in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provisions in our subscription agreement and, if applicable, our Certificate of Incorporation will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

These forum selection provisions may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provisions benefit us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provisions may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors’ costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find either provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement or our Certificate of Incorporation, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement. Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor’s jury trial rights following consultation with the investor’s legal counsel. If we opposed a jury trial demand based on the waiver in the subscription agreement, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

In addition, our Certificate of Incorporation provides that the Delaware Court of Chancery, a non-jury court, is the sole and exclusive forum for stockholder actions, other than actions under the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. If you bring a claim against the company, including claims under the Securities Act, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company, it may be heard only by a judge or justice of the Delaware Chancery Court or the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision of our subscription agreement, or exclusive jurisdiction of the non-jury Delaware Chancery Court, is not permitted by applicable law, an action could proceed with a jury trial. No condition, stipulation or provision of the subscription agreement or our Certificate of Incorporation serves as a waiver by any holder of the company’s securities or by the company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the subscription agreement.

DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table demonstrates the price that new investors are paying for their shares with the effective cash price paid by existing shareholders. This method gives investors a better picture of what they will pay for their investment compared to the company’s insiders than just including such transactions for the last 12 months, which is what the SEC requires.

	Dates Issued	Issued Shares	Potential Shares	Total Issued and Potential Shares	Effective Cash Price per Share at Issuance (2)
Voting Common Stock (1)	2020	36,621,093		36,621,093	$0.00001

	2021	13,378,942		13,378,942	$0.1423

Total Common Stock Equivalents		50,000,035		50,000,035	$0.0381

Investors in this offering, assuming the maximum amount is raised by us		20,000,000		20,000,000	$1.00

Total after inclusion of this offering		70,000,035		70,000,035	$0.3129

(1)	On June 2, 2022, we effected a 1683.72845:1 forward stock split of our Voting Common Stock. Share amounts both prior to and after the offering give effect to this stock split.

(2)	Represents the weighted average price per share for the shares sold in the relevant year.

The officers, directors and affiliated persons of the company have paid an aggregate average price of $0.0594 per share of Voting Common Stock since May 2021 ($0.0053 since inception) in comparison to the offering price of $1.00 per share of Non-Voting Common Stock.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

●	In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

●	In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION

General

The company is offering up to 20,000,000 shares of Non-Voting Common Stock at a price of $1.00 per share on a “best efforts” basis. There is no minimum offering amount. The Non-Voting Common Stock converts into Voting Common Stock of the company automatically upon the occurrence of an initial public offering of our Voting Common Stock or a public listing of our Voting Common Stock. As such, the company is also qualifying up to 20,000,000 shares of Voting Common Stock under the Offering Statement of which this Offering Circular is part.

Broker-Dealer

We have engaged a broker-dealer to act as -placement agent for the offering and to promote the sales of our shares. Our broker-dealer is:

Entoro Securities, LLC

333 W. Loop N Freeway, STE 333

Houston, TX 77204

Entoro may appoint other soliciting dealers in the future.

Our shares of Non-Voting Common Stock are being offered and sold by the us through 1) our own online efforts on the RADAR USA website at www.radarusa.com, and 2) through the Entoro Securities, LLC (“Entoro”)-affiliated online listing platform “OfferBoard” at www.entoro.com. OfferBoard is owned by OfferBoard, LLC, a subsidiary of Entoro’s parent company, Entoro LLC.

We will be charged a commission of 1% of the gross offering proceeds, or, in instances where Entoro or a soliciting dealer has facilitated the sale of securities, 6% of the gross proceeds from such securities. For example, if the company directly solicits an investment from an investor, and Entoro played no role in facilitating this investors’ investment, we will still pay a 1% commission on such investment. Entoro will also charge us a $10,000 advisory/consulting fee, which is payable within 5 days of the qualification of the Offering Statement of which this Offering Circular is a part. In addition, we have advanced $10,000 to Entoro towards expenses, such as due diligence expenses, technology platform setup costs, and other support necessary prior to qualification of this offering. This advance is refundable to the extent not used. More broadly and inclusive of the $10,000 advance, we have agreed to reimburse Entoro and any soliciting dealer for all out-of-pocket expenses incurred in connection this engagement, including reasonable travel and amounts paid to outside professionals or experts retained in connection with their performance under the engagement, up to a maximum of $40,000, with $10,000 being the maximum allocated for reimbursement for use of outside counsel, which may be engaged to assist in connection with their services in this offering. Also included under expenses, we have reimbursed Entoro its filing fee of $3,500 paid to FINRA for a review of the broker-dealer compensation in connection with this offering. The maximum expenses to the Issuer of $40,000 includes maximum reimbursement for outside counsel fees and the expense incurred in conducting background checks.

While Entoro’s agreement references charges for background checks of management and significant stakeholders, we obtained such background checks through other channels acceptable to Entoro, so there will be no associated charges involving Entoro or its service providers in this offering.

OfferBoard will also perform certain administrative and compliance related services in connection with all shares of Non-Voting Common Stock sold in this offering, both on the RADAR USA platform and on OfferBoard, such as:

●	Review investor information for investors in this offering, including performing and/or reviewing KYC (“Know Your Customer”) data, AML (“Anti Money Laundering”) and other compliance background checks, and provide a recommendation to the company whether or not to accept investor as a customer;

●	Review each investor’s subscription agreement to confirm such investor’s participation in the offering, and provide a determination to the company whether or not to accept the use of the subscription agreement for the investor’s participation;

●	Contact and/or notify the company, if needed, to gather additional information or clarification on an investor;

●	Keep investor details and data confidential and not disclose to any third-party except as required by regulators or pursuant to the terms of the agreement (e.g. as needed for AML and background checks); and

●	Coordinate with third party providers to ensure adequate review and compliance.

Entoro is a member of the Financial Industry Regulatory Authority (FINRA). FINRA is not a government agency. Rather, it is an independent regulatory body. FINRA has established rules that govern their member brokers and dealers engaged in the sales and promotion of securities.  For more information, please see FINRA’s website at finra.org.

Entoro is also a member of Securities Investor Protection Corporation (SIPC). SIPC is an insurance mechanism that protects investors in the event that a broker-dealer, such as Entoro, fails. In such an event, investors may regain control over cash and securities that were being held by the broker-dealer at the time of failure. This will likely not provide you any protection because Entoro is not authorized to receive cash from investors and has not been authorized to hold our securities. For detailed information on the scope of Entoro’s or a soliciting dealer's role in the sale and promotion of our shares, please see the Placement Agent Agreement filed as an exhibit to the Offering Statement of which this Offering Circular is a part.

The Placement Agent Agreement specifies that, if the offering is successfully consummated, Entoro has a right of first refusal for six (6) months, not to exceed three (3) years from the commencement of the first sale in this offering, to act as placement agent or joint placement agent on at least equal economic terms on any future public or private equity financing. Entoro Securities, LLC will be compensated on a basis to be mutually agreed upon with the Company on any future transaction and no additional fees are owed to the broker-dealer in the current offering.

The total minimum compensation the company would pay if the company issued the maximum number of securities under a $20,000,000 raise would be $220,000, consisting of $200,000 in 1% commission, a $10,000 expense advance and $10,000 in advisory and consulting fees. The total maximum compensation the company would pay if the company issued the maximum number of securities under a $20,000,000 raise, all sales were facilitated by Entoro and/or a soliciting dealer and the maximum amount of expenses were incurred in connection with the offering, would be $1,250,000, consisting of $1,200,000 in commission, maximum expenses of $40,000, and $10,000 in advisory and consulting fees.

Entoro and any soliciting dealer has been authorized to promote the sales of our Non-Voting Common Stock through direct solicitation and marketing campaigns and subsequently directing prospective investors to the RADAR USA platform or to OfferBoard.

Subscription Procedure

After the Offering Statement has been qualified by the SEC, we will accept tenders of funds to purchase the Non-Voting Common Stock. The company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date).

Investors may subscribe by tendering funds by wire, credit or debit card, ACH transfer or check to the escrow account to be set-up by the Escrow Agent. Tendered funds will remain in escrow until a closing has occurred. The company estimates that processing fees for credit card subscriptions will be approximately 3.5% of total funds invested per transaction, although credit card processing fees may fluctuate. The company intends to pay these fees and will reimburse the Escrow Agent for transaction fees and return fees that it incurs for returns and chargebacks. The company estimates that approximately 70% of the gross proceeds raised in this offering will be paid via credit card. This assumption was used in estimating the payment processing fees included in the total offering expenses set forth in “Use of Proceeds.” Upon closing, funds tendered by investors will be made available to the company.

The minimum investment in this offering is $1,000, or 1,000 shares of Non-Voting Common Stock, subject to waiver by us in our sole discretion.

In order to invest, you will be required to subscribe to the offering via the RADAR USA platform or OfferBoard, and will agree to the terms of the offering, the Subscription Agreement and any other relevant exhibits attached thereto.  Investors will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount that does not exceed the greater of 10% of his or her annual income or 10% of his or her net worth (excluding the investor’s principal residence).

The company has entered into an Escrow Agreement with Equiniti Trust Company (the “Escrow Agent”) and Entoro. Investor funds will be held by the Escrow Agent pending closing or termination of the offering. All subscribers will be instructed by the company or its agents to transfer funds by wire, credit or debit card, ACH transfer or check directly to the escrow account established for this offering. The company may terminate the offering at any time for any reason at its sole discretion. Investors should understand that acceptance of their funds into escrow does not necessarily result in their receiving shares; escrowed funds may be returned.

EQ is not participating as an underwriter or placement agent or sales agent of this offering and will not solicit any investment in the company, recommend the company’s securities or provide investment advice to any prospective investor, and no communication through any medium, including any website, should be construed as such, or distribute this Offering Circular or other offering materials to investors. The use of EQ’s technology should not be interpreted and is not intended as an endorsement or recommendation by it of the company or this offering. All inquiries regarding this offering or escrow should be made directly to the company.

For its services, Escrow Agent will receive fees of approximately $600,000, assuming the maximum amount of $20 million is raised in this offering.

Transfer Agent

Equiniti Trust Company will serve as transfer agent to maintain stockholder information on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our stockholder register.

Forum Selection Provision

The subscription agreement that investors will execute in connection with the offering includes a forum selection provision that requires any claims against the company based on the subscription agreement to be brought in a state or federal court of competent jurisdiction in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims.

As a company with a small management team, this provision allows its officers to not lose a significant amount of time traveling to any particular forum so they may continue to focus on operations of the company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Jury Trial Waiver

The subscription agreement that investors will execute in connection with the offering provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the agreement, including any claim under federal securities laws. By signing the subscription agreement an investor will warrant that the investor has reviewed this waiver with the investor’s legal counsel, and knowingly and voluntarily waives his or her jury trial rights following consultation with the investor’s legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, subscribers will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.

USE OF PROCEEDS

The net proceeds of a fully subscribed offering to the issuer will be approximately $16,080,000, after deducting the estimated offering expenses of approximately $3,920,000.

The following table sets forth the company’s planned use of the net proceeds under various funding scenarios:

	25% of Maximum Offering Amount	50% of Maximum Offering Amount	75% of Maximum Offering Amount	Maximum Offering Amount
Gross Offering Proceeds	$5,000,000	$10,000,000	$15,000,000	$20,000,000
Less:
Estimated Offering Expenses (1)	$2,652,500	$3,065,000	$3,497,500	$3,920,000
Estimated Net Offering Proceeds	$2,347,500	$6,935,000	$11,502,500	$16,080,000
Salaries and Wages	$785,000	$1,385,000	$2,285,000	$2,985,000
General and Administrative	$562,500	$1,500,000	$1,975,000	$2,755,000
Sales & Marketing	$100,000	$610,000	$1,302,500	$2,000,000
Capex	$300,000	$700,000	$1,650,000	$2,500,000
R&D	$0	$340,000	$540,000	$840,000
Licensing	$500,000	$2,000,000	$3,000,000	$4,000,000
Total	$2,247,500	$6,535,000	$10,752,500	15,080,000
Working capital reserve	$100,000	$400,000	$750,000	$1,000,000

(1)	Estimated offering expenses at the maximum offering amount includes (a) a 6% commission, assuming that all sales of securities in this offering are facilitated by Entoro or a soliciting dealer, a $10,000 consulting fee and a $10,000 advance fee for expenses, (b) a 3.5% credit card fee assuming credit cards are used to purchase 70% of the securities sold in this offering, (c) legal fees of $60,000, (d) audit fees of $50,000, (e) escrow fees of $600,000 and (f) marketing expenses of $1,500,000.

Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Plan of Operations” for a more detailed discussion of our proposed use of proceeds.

Because the offering is a “best efforts” offering, we may close the offering without sufficient funds for all the intended purposes set out above, or even to cover the costs of this offering.

The above figures represent only estimated costs. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the company.

THE COMPANY’S BUSINESS

Overview

Our company, founded in November 2020, is an AI-powered integrated community security provider. Our security platform was born out of integrating technology from our strategic partners, RADAR App and VSBLTY, with RADAR App licensing to us the front-end user facing aspects of our platform and VSBLTY licensing to us the AI and algorithms that provide the robust functionality of our platform.

Our integrated security platform includes smart cameras, an easy-to-use app for citizen SOS, geolocation and direct interaction with police and cloud-based data storage and analytics for law enforcement. We provide a collaborative security solution where communities have digital surveillance and can contact the police, private security and neighbors in case of any incident or private security breach. With this community-based networked approach to security, we believe our platform is the world’s first socially-connected security platform.

Our integrated security platform uses artificial intelligence (AI), machine learning and compute vision software that can identify and capture traffic in communities and process other analytics in real-time to report real insights and create awareness performance indicators. Prior to our formation, our strategic partners RADAR App and VSBLTY installed their combined software in over 10,000 security cameras in Mexico. We have also recently entered into contracts with several customers.

Our product platform integrates existing security and surveillance infrastructure with AI, analytic and storage capabilities and community connectivity among our users, local security and law enforcement to deliver an integrated and collaborative security solution accessible through our App on a mobile device or networked computer. We integrate data from users’ connected security cameras, thermal cameras, home alarm systems and security lighting and recording devices. Layered on that data is a suite of AI and analytics functionality, including facial recognition, license plate recognition, image analysis, noise analysis (shot detection) correlations and analysis of behavior and weapon detection. The third element of our platform connects users to law enforcement, including SOS alerts, geolocation data and direct communication with law enforcement, enhancing law enforcement efforts through sharing of data and the application of AI and analytics.

We have taken a flexible approach to customer acquisition, providing either our software solution that integrates into customers exiting security hardware, our software together with commercial, off-the-shelf, cameras and other security infrastructure or a combination of the two. Because we are able to leverage and connect existing security infrastructure with the security cameras we provide, we believe that we can provide our collaborative security solution at a fraction of the cost that it would take other providers.

Our Software

Our security platform was born out of integrating technology from our strategic partners, RADAR App and VSBLTY, with RADAR App licensing to us the front-end user facing aspects of our platform and VSBLTY licensing to us the AI and algorithms that provide the robust functionality of our platform. These license agreements provide us with exclusive licenses within the USA and Canada within the market vertical of private homeowners, neighborhood and homeowners’ associations, municipal and unincorporated local government. Intel and Movidius have provided the processors that enable edge cloud processing, optimizing our AI and computer vision functionality.

Edge processing enables us to bring the algorithm and data processing functions closer to the sources of data, i.e. customers, and to have all data stored locally at the customers level. In this way, our customers have control over their own data and the extent to which it is shared within the networked security community.

Our platform incorporates the following software functionality:

RADAR APP: connects citizens, police, and public institutions in a virtual community powered by artificial intelligence, allowing content sharing and better accessibility to city services.

RADAR GUARD (CONNECT): provides, through a connected mobile device, real-time geolocation services to any policeman or unit, digital and historical reports of patrol, route optimization, exact visualization of the location of other patrols, live visualization of nearby cameras during the patrol, citizen’s alert notifications, proximity and a direct connection via chat.

RADAR SYNC: provides a virtual monitoring tool connecting a police monitoring station. Every video frame is processed with A.I. algorithms to optimize any data or requirement to the RADAR ecosystem and have complete visibility and control.

Our Products

We have four product platforms:

RADAR HOME: Connects families to the RADAR digital ecosystem, allowing each home to have the digital capability to alert private local security, other neighbors or even the police, to take and share video, and data with other RADAR HOME users, and to share still pictures or security related videos with law enforcement and others in their community. We also offer a RADAR HOME PRO version of our solutions which utilizes edge processing capabilities for more complex algorithms. We believe our RADAR HOME platform, using local edge computing, gives each household user the best AI capability using computer vision for an intelligent home security solution, protecting not only individual families but also entire communities.

RADAR CITY: Connects streets in cities using Wi-Fi 6 or 5G technologies. Using smart edge infrastructure and public Wi-Fi, RADAR CITY provides law enforcement monitoring capabilities, AI analytics (including weapons detections, traffic analysis, dwell time for parking and LPR (License Plate Recognition), and AI storage and microphones to allow full digitalization and connectivity to the RADAR ecosystem. We also offer RADAR City+ and RADAR CITY PRO versions of our solutions which provide additional processing power for more demanding algorithms and analytics capabilities.

RADAR MOBILE: Provides a security solution for remote areas with or without electricity (Solar panel option) and situations requiring movement (patrols, buses), and connects any smart camera with AI and analytics through 5G, 4G, 3G, LTE.

RADAR LEGACY: Provides a security solution for big data centers or monitor centers to transform any existing surveillance infrastructure with hundreds or thousands of smart cameras into a single Internet of Things (IoT) platform, interconnecting users and other technologies without reinvesting in new cameras or infrastructure and providing an advanced computer vision system with AI, intelligent alarms and operational digital controls.

With each of our product platforms, we provide security cameras for a fixed price or leased as part of the subscription payments - hardware and software are provided together as a software as a service subscription agreement. We source from various onshore suppliers.

Platform Performance in Mexico

Beginning in 2018, our strategic partners, RADAR App and VSBLTY, joined forces to install different versions of the RADAR App/VSBLTY software in a total of 10,084 security cameras within Mexico, including 8,284 active cameras in five municipalities of Mexico City, as detailed below. Each of these installations enable the user to connect directly to local law enforcement and there are approximately 200 to 500 chats each day between users and local law enforcement.

	Active Cameras	Percentage of Cameras that are (approx.)
Mexico City Municipality	Connected	Residential	Commercial
Benito Juarez	3,700	80%	20%
Cuajimalpa	600	90%	10%
Miguel Hidalgo	3,000	85%	15%
Magdalena Contreras	681	95%	5%
Cuahutemoc	303	100%	0%

We view the Benito Juarez installation as the best indication of our platform’s use case and potential. In Benito Juarez, from 2019 to 2022, RADAR App/VSBLTY software was installed on 3,700 cameras containing the full suite of services available on our platform, RADAR APP, RADAR GUARD (Connect) and RADAR SYNC. In addition, the downloadable App was made available to the entire population of Benito Juarez, reflecting a true community-based approach to security.

The installation of the RADAR App/VSBLTY security solution in Benito Juarez was a significant part of the BLINDARBJ (or ShieldBJ) program, a comprehensive program established by Mayor Santiago Taboada, the Mayor of Benito Juarez, and the Directorate of Citizen Security and Crime Prevention to combat crime at its root. Lic. Mario Enrique Sanchez Flores, the Executive of the Coordination of Governance office of the Benito Juarez municipality, noted a direct impact  on more than 200 incidents of high-impact crimes since 2019, generating a constant reduction in criminal events. He credits the ShieldBJ program, and the effectiveness of the RADAR App/VSBLTY security solution, in assisting the Benito Juarez municipality to achieve a 45.88% reduction in incidences of high-impact crimes, and an increase in the community perception of security from 51% to 72%, positioning the Benito Juarez municipality of Mexico City as second highest in perception of security at the national level and the highest within Mexico City for more than a year. You can see the RADAR App/VSBLTY technology in action in segment 1.01 to 1.14 of this video, as Mayor Santiago Taboada discusses the use of intelligence and innovative technology in the ShieldBJ program.

Strategy

We intend to concentrate on key reference wins in each of our relevant market categories by working directly with the developing ecosystem of value-added partners and system integrators. We believe that we enjoy a strategic advantage in our ability to leverage key technology pillars to create a turn key solution for various end users. We intend to market our platform as providing a high value offering that starts with basic passive surveillance systems but has high value proactive capability when artificial intelligence systems are utilized to monitor video streams without human intervention and, by extension, relieving or augmenting human monitoring resources. We believe a strong differentiating feature of our platform is its ability to provide a mechanism to augment human resources by utilizing artificial intelligence to monitor video streams in real time. As a result, we believe our technologies platform will be highly attractive to many different end-users, such as schools, hospitals, municipal governments, gated communities, and home owners associations.

The company also intends to develop a regional network of solution providers that would provide installation and monitoring on a local basis. In addition,  the company intends to enhance its relationships with large international system integrators to provide domestic installation capability at scale. The company envisages both the need to support regional monitoring and surveillance capability (supplied and delivered by partners) as well as national coverage for large enterprise or government contracts that require a higher level of response and quality management.

We also intend to provide turnkey solutions in every geographical and vertical market we serve. This would include camera technology, server technology as well as a range of sensors meant to provide the ability to proactively monitor and predict threat conditions as well as other environmental metrics that have historically required high levels of personnel to deliver reliably.

Market

Our total addressable market consists of individual homeowners, integrating individual security systems with law enforcement, as well as commercial users to provide security solutions covering single locations or multiple locations (including wireless connectivity for remote locations like solar fields or mining operations) and government and quasi-government users, such as schools, hospitals and parks. According to Research and Market’s February 2022 Global Home Security Systems Market Report 2021-2026, the global market for home security systems alone is projected to reach $68.2 billion by 2026, growing at a compound annual growth rate of CAGR of 5.4% over the period. The growth in demand for home security systems is creating demand for highly sophisticated security solutions like access control systems, IP-based video surveillance, digital CCTVs and remote-monitoring solutions. Demand is also driven by the low penetration rate of home security systems in the US, which is estimated at around only 17% of the total US homes. This factor, coupled with the $2500 average value loss per burglary, presents increased opportunities for home security systems.

Furthermore, some of the major trends in the security industry, according to the Security Industry Association’s 2022 Security Megatrends report, are:

●	Artificial Intelligence (#1 trend), including advanced audio analytics, complex facial recognition and cutting-edge video surveillance scene processing. The report projected AI to be the trend that would ultimately drive most technology advances in coming years.

●	The move to service models and cloud computing (#4 trend): increasing use of the “as-a-service” model to generate recurring revenue, characterized by attributes of reasonable customer acquisition costs and high customer retention rates.

●	Increased interoperability (#6 trend): an overall trend toward open systems or the use of common protocols that can allow communication between otherwise closed systems. Advancing interoperability becomes more approachable, with increased use of wireless technologies in the built environment and the network connected status of most control systems, driving interconnected security platforms. The report notes that the number of individual security systems that are integrated in the industry is still surprisingly low according to many systems integrators and manufacturers, but is changing as more systems become open and as customers demand business operational insights and efficiencies that can only be determined by correlating data from multiple systems.

We believe that, with our integrated and socially-connected platform, SaaS model and use of edge computing (data stored at the “edge” of the cloud, i.e. with the user), we are well positioned to capitalize on these trends.

Competition

The industry in which we operate is highly competitive, is evolving and is characterized by technological change. We compete against other consumer security providers, such as ADT, Amazon (Blink and Ring), Google (Nest), Swann, Night Owl, Wyze, Foxconn Corporation (Belkin), Samsung, D-Link, and Canary. We also compete against commercial cloud-based security providers such as Brivio, Avigilon and Eagle Eye Networks. Other competitors include more traditional approaches to security, such as providers of robotic security monitors and well as local providers of security personnel.

We believe that we, along with our strategic partners, set ourselves apart from our competitors because we are able to adapt to and integrate existing security systems and seamlessly connect and share security data among users and law enforcement to create a community-based approach to security. We also believe our use of edge computing results in superior analytic function and output. However, we expect that the trend towards wireless, interconnected security solutions will continue to evolve rapidly and competition, including pricing competition, will intensify. Many of our competitors have longer operating histories, larger customer bases, greater brand recognition and more extensive commercial relationships than we do. These competitors also have greater financial, technical, marketing and other resources than us. As a result, our competitors may be able to develop products and services better received by customers or may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, regulations or customer requirements. In addition, larger competitors may be able to leverage a larger installed customer base and distribution network to adopt more aggressive pricing policies and offer more attractive sales terms, which could cause the company to lose potential sales or to sell its solutions at lower prices resulting in reduced margins, any of which could have a material adverse effect on the company’s business, financial condition or results of operations.

Competition may also intensify if our competitors enter into business combinations or alliances or raise additional capital, or as established companies in other market segments or geographic markets expand to compete with us directly. We also expect to face additional competition from new entrants.

Regulation

Our business is subject to a variety of laws and regulations in the United States and other countries relating to user privacy, rights of publicity, data protection, content, protection of minors, and consumer protection. Because of our use of edge computing, data is stored and controlled by our customers and we do not store personal information. Some aspects of our platform, such as facial recognition, are restricted in some jurisdictions, which would require us to disable this function for sales in such jurisdictions.

These laws and regulations are constantly evolving and remain subject to significant change. In addition, the application and interpretation of these laws and regulations are often unpredictable and uncertain, particularly in the new and rapidly evolving industry in which we operate. Because our business involves facilitating the storing, processing, and using of data, some of which contain personal information, we are subject to complex and evolving federal, state, and foreign laws and regulations regarding privacy, data protection, and other matters.

Intellectual Property

We entered into a license agreement, dated June 21, 2021, with RADAR App (the “RADAR App License Agreement”) under which RADAR App has provided us with a perpetual, non-transferable, non-sublicensable, limited license to its software and related documentation. The license is for a term of 48 months for a total value of $2,000,000 on a deferred payment basis. Under the terms of the license agreement, our obligation to pay the licensee fees is postponed until such time as either we have successfully raised a minimum of $15,000,000 in capital or we have provided services or sublicenses to at least 16,666 end-user cameras in one month. The license provided under the RADAR App License Agreement is exclusive within the USA and Canada within the market vertical of private homeowners, neighborhood and homeowners’ associations, municipal and unincorporated local government, which can be expanded to include other market verticals and other possible customers upon the mutual consent and written agreement of the parties. The RADAR App License Agreement automatically renews for successive 12-month terms unless we notify RADAR App that we will not renew. RADAR App does not have a right to decline to renew the RADAR App License Agreement. Either party may terminate the RADAR App License Agreement for material breach by, and other bankruptcy events of, the other party.

We entered into a license agreement, dated June 21, 2021, with VSBLTY (the “VSBLTY License Agreement”) under which VSBLTY has provided us with a perpetual, non-transferable, non-sublicensable, limited license to its software and related documentation. The license is for a term of 48 months for a total value of $2,000,000 on a deferred payment basis. Under the terms of the license agreement, our obligation to pay the licensee fees is postponed until such time as either we have successfully raised a minimum of $15,000,000 in capital or we have provided services or sublicenses to at least 16,666 end-user cameras in one month. The license provided under the VSBLTY License Agreement is exclusive within the USA and Canada within the market vertical of private homeowners, neighborhood and homeowners’ associations, municipal and unincorporated local government, which can be expanded to include other market verticals and other possible customers upon the mutual consent and written agreement of the parties. The VSBLTY License Agreement automatically renews for successive 12-month terms unless we notify VSBLTY that we will not renew. RADAR App does not have a right to decline to renew the VSBLTY License Agreement. Either party may terminate the VSBLTY License Agreement for material breach by, and other bankruptcy events of, the other party.

The RADAR App License Agreement and the VSBLTY License Agreement are attached as exhibits to the Offering Statement of which this Offering Circular forms a part.

Employees

In light of our early stage of development, we have 4 part-time employees (including our President and Chief Executive Officer and our Chief Financial Officer who is serving under a consulting arrangement). We also obtain significant strategic advise and assistance pursuant to our consulting agreements with VSBLTY and Sequoia Partners, discussed under “Interest of Management and Others in Certain Transactions.”

THE COMPANY’S PROPERTY

We have entered into a co-tenancy agreement with VSBLTY (the “Co-Tenancy Agreement”) under which they jointly lease office spaces at 448 W Market Street, Suite 203, San Diego, California, 92101, each paying monthly rent of $4,347 under a 3 year lease. This Co-Tenancy Agreement is attached as an exhibit to the Offering Statement of which this Offering Circular forms a part.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of October 31, 2021.

Overview

The company, incorporated in the State of Delaware on November 6, 2020, is an AI-powered integrated community security provider whose integrated solution package includes smart cameras; an easy-to-use app for citizen SOS, geolocation and direct interaction with police; and cloud-based data storage and analytics for law enforcement.

Our financial statements have been prepared assuming we will continue as a going concern. As of October 31, 2021, we have not achieved profitable operations and have accumulated a deficit of $78,037. Continuation as a going concern is dependent upon our ability to obtain the necessary financing to meet our obligations and liabilities arising from normal business operations when they come due and ultimately upon our ability to achieve profitable operations. The outcome of these matters cannot be predicted with any certainty at this time and raises substantial doubt that we will be able to continue as a going concern. Our financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should we be unable to continue as a going concern.

Results of Operations

For the period from November 6, 2020 (Inception) to October 31, 2021

For the period from November 6, 2020 (Inception) to October 31, 2021

Operating Expenses:
Consultants	$8,867
Fundraising	15,000
General and administrative	20,496
Professional services	33,674
Total Operating Expenses	78,037

Operating loss	(78,037)

Net and comprehensive loss	$(78,037)

We did not record any revenue prior to October 31, 2021 and the above expenses relate primarily to our formation of and fundraising for our company.

Subsequent to October 31, 2021, we entered into 3 customer contracts for commercial clients. Going forward, we expect to generate revenue generally through subscriptions to our software plus capex-based payments for any security infrastructure that we provide a customer.

Liquidity and Capital Resources

As of October 31, 2021, we had approximately $1.8 million of cash on hand as a result of our issuance of common stock under Regulation D of the Securities Act. See Note 4. To our financial statement.

Our current cash utilization rate is approximately $70,000 per month. We estimate that if we raise the maximum amount sought in this offering, we would fund our working capital needs and anticipated capital expenditures for three years without raising additional capital. If we are unable to raise sufficient funds in this offering, we intend to obtain additional funding by borrowing funds from our directors and officers and/or issuing debt or equity securities.

Plan of Operations

If we raise the maximum offering amount, we expect to deploy these funds in the following areas:

Salaries and Wages

We intend to ramp up senior level staffing to support our operations, sales, finance functions, hiring junior level staff, as well as provide compensation to our CEO commensurate with his role and responsibilities. We expect to spend approximately $2.985 million on these staff increases.

General and Administrative

In conjunction with our increase in staffing levels, we expect to use approximately $2.755 million on general and administrative expenses. This would include supplies, subscriptions, IT costs, utilities, legal and other similar expenses.

Sales and Marketing

The company will initially invest in reference and design wins in the key markets we intend to serve. To do so, we expect to spend close to $380,000 on advertising and marketing and approximately $285,000 on related business expenses.  This will consume initial capital to ensure that the first deployments, meant to serve as a testimonial, function and are deployed flawlessly.

In addition to this activity the company will embark upon a channel and integrator recruitment exercise. We will identify the primary markets and secure technical representation from organizations that can conduct field installation and, if possible, regional monitoring and customer service. To do so, we expect to spend around $1.0 million on license costs and associated implementation costs.

The company will also develop education course materials to ensure that regional partners have a baseline technical competency and accreditation. To do so, we expect to spend nearly $254,000 on content creation and roughly $81,000 on applicable business development outlays.

In summary, these Sales and Marketing costs will amount to approximately $2.0 million.

Capital Expenditures

The company will allocate capital funds to the intelligent and cost effective build out and staffing of two security operations centers meant to provide the capacity to not only back up regional centers but to provide the capacity to deliver municipal and federal government contracts with high quality and educated professional support. We expect to spend approximately $2.5 million to secure and build out the two facilities and to hire and train staff at these locations, which we may do directly or through licensing and service contracts.

Research and Development

To increase and improve our services and products, the company plans to invest $840,000 in research and development. This will ensure that the company stays competitive in the market as well as potentially expand our product/services line.

Licensing

The Company will utilize approximately $4.0 million on licensing fees for the use of the Radar App ($2.0 million) and VSBLTY software ($2.0 million) respectively. The Company will utilize this various software for R&D purposes, and to support the increase in users courtesy of the ramp up in staffing. This will ensure the normal everyday work is not impacted by the increase in users as well as propel the company forward into looking into more efficient means of operating.

If the Company raises less than the maximum offering amount it would proportionally reduce its spending in each of these categories. Please see “Use of Proceeds” for our estimated allocation of the proceeds of this offering at 25%, 50% and 75% of the maximum offering amount.

Trend Information

To date, we have experienced only minor disruptions to the Company’s day-to-day operations associated with delayed services resulting from various COVID-19 restrictions and shortage of manpower experienced by some of the Company’s service providers. The COVID-19 pandemic may result in increased restrictions, increased supply and manpower shortages or broader negative economic impacts affecting demand for our products and services, which are currently unknown. In light of our early stage of operation, the impact of the COVID-19 pandemic and its affect on our operations is currently unknown but could be significant.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any April 30 before that time, we would cease to be an “emerging growth company” as of the following October 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of our fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of our fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our shareholders could receive less information than they might expect to receive from more mature public companies.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The company’s executive officers and directors are listed below:

Name	Position	Age	Date Appointed to Current Position	Approximate Hours Per Week (if part-time) / full-time
Executive Officers
Jeffrey S. Muller	President and Chief Executive Officer	55	May 2021	20 hours/week
Simon Selkrig	Chief Financial Officer	53	November 2021	20 hours/week
Directors
Jay Hutton	Executive Chairman	56	November 2020
James Beesley	Director	49	November 2020
Rodrigo Calderon	Director	36	November 2020
Alejandro Chico Garcia	Director	37	November 2020
Ali Hakimzadeh	Director	52	November 2020
Thomas D. Hays, III	Director	75	November 2020

Jeffrey S. Muller

For the past five years, Jeff Muller has served as the Chief Executive Officer of Muller Group International (“MGI”) which is a global security company that specializes in providing enhanced security through integrated technology. MGI utilizes its cadre of globally recognized subject matter experts who assess a client’s vulnerabilities and design a customized solution involving services and technology products. MGI has provided services to many Fortune 100 companies to include Microsoft, Amazon and Google.

Mr. Muller is a seasoned professional with a unique blend of over 30 years of military leadership (Navy), federal law enforcement operations (FBI), national security, counterterrorism and weapons of mass destruction program development and implementation (White House), and major criminal/national security threat response operations and investigative experience. He also has broad international experience with major foreign military forces, police services, national security agencies and intelligence organizations.

Mr. Muller served twenty one years as a Supervisory Special Agent of the United States of America’s Federal Bureau of Investigation (“FBI”) where he was a Co-Founder of the FBI’s Weapons of Mass Destruction Directorate and developer and founder of INTERPOL’s Chemical, Biological, Radiological, Nuclear and Explosives (“CBRNE”) Directorate. Mr. Muller was the manager of all national countermeasures and prevention activities for the Federal Bureau of Investigation, Weapons of Mass Destruction Directorate. He directed six CBRNE units comprised of senior managers and over seventy Special Agents, Intelligence Analysts, subject matter experts and professional support employees in support of Counterterrorism, Counterintelligence, Counterproliferation and Counter-criminal CBRNE operations.

As a special agent and executive with the FBI, Mr. Muller has been directly involved in the Critical Infrastructure Protection (“CIP”) arena, where he conducted threat vulnerability assessments and developed countermeasures and prevention programs for all 18 sectors of the United States Critical Infrastructure industry. He has also directed experts from 190 INTERPOL member countries to accomplish all activities related to CBRNE and CIP. He has chaired the United Nations (UN) Working Group on CIP including Internet, Vulnerable Targets and Tourism Security, which is comprised of representatives from 34 UN agencies and he has represented INTERPOL at the Secretary of State/Foreign Minister level at the 2014 Hague Nuclear Security Summit.

Mr. Muller is also the originator of the Global Alliance to Combat Improvised Explosive Device Leaders Forum which included representatives from 84 countries and is a subject matter expert for numerous non-government agencies, international organizations and commissions.

Simon Selkrig

Simon Selkrig is CPA Canada and CPA Australia chartered accountant, who has an accounting degree from RMIT University in Australia, and an MBA in finance and international business from Bond University in Australia. Mr. Selkrig has been the President of Strategize Financial Modeling Inc., a boutique financial modelling and advisory firm, since 2017. From 2016 to 2017, Mr. Selkrig served as Vice President, Consulting & Deals – Business Modelling at Pricewaterhouse Coopers and, from 2011 to 2016, was employed as a Director of Strategize Financial Modeling Inc. Mr. Selkrig’s experience covers both public and private corporations, multinational as well as entrepreneurial companies.

Mr. Selkrig brings to RADAR a strong focus on leveraging the power and efficiency of technology in business, whether it is cloud-based financial reporting, automation of manual processes or improved data analytics to drive better strategic and scenario planning. Mr. Selkrig is also a board member for a Toronto-based religious charity that distributes $15m to charities across the greater Toronto area.

Jay Hutton

Jay Hutton co-founded VSBLTY Groupe Technologies Corp. in 2018 and has served as its CEO and President since that time. He has also served as a director of VSBLTY Groupe Technologies Corp. since 2018. Mr. Hutton is a veteran technology executive serving in various operational and strategy roles in telecom and software over a 25 year career in both private and public companies. Since 2008, he has also been a partner at Arrowstone Ventures Ltd., a private equity firm that specializes in consolidating, restructuring and capitalizing new or distressed corporations, particularly in the micro cap or small cap domain. From 2001 to 2017, Mr. Hutton was VP of Business Development and Sales for Applied Voice and Speech Technologies, in charge of launching a new cloud division and creating revenue from an acquired technology. Mr. Hutton served in the CFO capacity for  Voice Mobility International Inc. (NEX: VMYH) from 2011 to 2021. Mr. Hutton has also served as CEO of Voice Mobility International Inc. from 2004 to 2009, and then again from 2011 to present.

James Beesley

Mr. Beesley is a founding partner of Sequoia Partners, a Canadian based boutique merchant banking and capital markets advisory firm founded in 2010. He has several years of experience in senior corporate communications and investor relations roles (2006 – 2010) and has established strong relationships with both retail and institutional investors. Prior to entering the capital markets, Mr. Beesley was an associate partner in a multi-disciplinary healthcare practice in the United Kingdom (2000 – 2005). He holds a Bachelor of Science from the University of British Columbia and a Doctorate of Chiropractic from Western States Chiropractic College.

Rodrigo Calderon

Rodrigo Calderon is a passionate entrepreneur focused on the tech IOT industry. He is co-founder and former CEO of Energetika Tech, an Energy IoT Management company with more than 10 years in the market, ranked Top 3 in Mexico. He is also co-founder of RADAR APP. In addition, Mr. Calderon co-founded R2 Call Center, a service center with more than +800 employees.

Mr. Calderon is a founding member of Winkel Media, which is a leading visual retail and digital signage software company in Mexico. His network and experience covers the service, IOT & Security industries, which makes him a very valuable asset for the JV.

Career highlights

●	Selected Top 10 entrepreneurs of the year CNN-Expansion (2012)

●	Selected Future Mexican Leader by LIDERES (2014)

●	Selected for Forbes Mexico’s “30 Promesas de los Negocios,” or 30 promising businesspersons, of 2016

Rodrigo has a Bachelor of Science in Industrial and Systems Engineering from the Tecnologico de Monterrey.

Alejandro Chico Garcia

Alejandro Chico Garcia has been the Chief Commercial Officer for RADAR App for the past 3 years. Prior to that he served as CTO and Sales VP for Energetika Technologies, which he founded in 2010. Energetika Technologies is a company focused on IOT applications for energy savings, and Mr. Garcia was responsible for positioning the company as a leader in energy efficiency technology solutions in cities all around Mexico. Mr. Garcia has more than 11 years experience in installation of LED Lights and city management tools for smart cities and IoT solutions, deploying more than 300 projects throughout Mexico. His expertise in IaaS and SaaS has led to the creation of RADAR App. Mr. Garcia is a highly technologically creative and commercial executive who merges engineering, cost efficiency, financial models and market trends to develop cutting-edge solutions for global cities and organizations. He specializes in making connective technology accessible and inclusive for populations worldwide while delivering profitable and highly scalable business models. Alejandro received a bachelor’s degree in finance from the Tecnologico de Monterrey.

Ali Hakimzadeh

Ali Hakimzadeh has been a Managing Partner at Sequoia Partners since 2011.  Mr. Hakimzadeh has over 25 years of experience in the corporate financial services industry, collaborating and leading multiple transactions across North America. His areas of expertise include merchant banking, investment banking, corporate finance and public venture capital. From 2000 to 2011, Mr. Hakimzadeh served as Director of Investment Banking at Canaccord Genuity.  He has also served since 2015 as chairman of the board of directors of HealthSpace Data Systems, Ltd., a government Software as a Service (SaaS) company focused on providing efficiencies to state and local government agencies through its enterprise cloud and mobile platform.

He holds a B.Sc. from the University of British Columbia. He also holds an MBA and M.Aq. from Simon Fraser University as well as a Chartered Financial Analyst (CFA) designation.

Thomas D. Hays, III

Thomas D. Hays, III brings a wealth of financial and operational experience to Radar. Currently Mr. Hays is an active investor and also serves on the Board and Chairs the Audit and Compensation Committees of VSBLTY Groupe Technologies Corp. (VSBY.CN) on the Advisory Board of Egis Capital Partners, a private equity fund investing in the security and protection industry. He was the recipient of the Refinancing Deal of the Year award from M&A Advisor.

In 1993, Mr. Hays founded NHB Advisors, a turn around consulting firm, which was sold to Galvin/Solmonese LLC in 2012. Mr. Hays was appointed and remains a Managing Director Emeritus in the Bankruptcy & Fiduciary Services division of the firm. During his time with NHB, he provided leadership as interim CEO, chairman or advisor to the board of directors of a wide variety of companies, both private and public.

Previously he served as Chairman of the Board of the Red Cross of Eastern Pennsylvania, where he remains on the Board. Mr. Hays has also been an active and enthusiastic member of the Men’s Garden Club team that has enjoyed years of great success competing at the world renowned Philadelphia Flower Show. Mr. Hays serves as a strategic collaborator and a trusted advisor to VSBLTY’s executive management team.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended October 31, 2021, we did not pay any salaries or other compensation to our directors or officers.

We entered into an employment agreement with Mr. Muller, effective as of November 1, 2021, reflecting his appointment as Chief Executive Officer as of May 4, 2021 and providing for his “at will” employment and for compensation in the amount of $5,000 per month beginning November 1, 2021. The agreement also includes customary non-disclosure, non-solicitation and non-interference provisions.

We entered into a Fractional CFO Engagement Letter, effective October 29, 2021, with Strategize Financial Modelling Inc. under which Simon Selkrig serves as our Chief Financial Officer for a monthly fee payable to Strategize of $4,500 based on two business days per week. We have the option to pay this fee in cash or in a combination of cash and stock options. Our first payment under this agreement occurred in November 2021.

Mr. Muller’s employment agreement and the Fractional CFO Engagement Letter are each attached as exhibits to the Offering Statement of which this Offering Circular forms a part. We do not currently compensate our directors for their service as members of our Board of Directors.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of May 31, 2022 and after giving effect to our June 2, 2022, 1683.72845:1 forward stock split, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock

Name and address of beneficial owner (1)	Title of class*	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Executive Officers
Jeffrey S. Muller	Voting Common Stock	1,264,480	n/a	2.5%
Simon Selkrig	Voting Common Stock	0	n/a	0%

Directors
Jay Hutton (2)	Voting Common Stock	12,207,031	n/a	24.4%
James Beesley (3)	Voting Common Stock	4,349,070	n/a	8.7%
Rodrigo Calderon	Voting Common Stock	6,313,982	n/a	12.6%
Alejandro Chico Garcia	Voting Common Stock	6,313,982	n/a	12.6%
Ali Hakimzadeh (3)	Voting Common Stock	4,349,070	n/a	8.7%
Thomas D. Hays, III (2)	Voting Common Stock	12,207,031	n/a	24.4%
All current executive officers and directors as a group (8 people) (2)	Voting Common Stock	35,218,547	n/a	70.4%

Significant Holders
VSBLTY Groupe Technologies Corp. 595 Howe Street, Suite 206 Vancouver, British Columbia V6C 2T5	Voting Common Stock	11,786,099	n/a	23.6%

(1)	The address for each executive officer and director is the company’s address set forth on the cover page of this Offering Circular.
(2)	Includes 11,786,099 shares owned by VSBLTY, a Canadian listed company, of which Mr. Hutton is the CEO and a director and Mr. Hays is a director. Mr. Hutton and Mr. Hays both disclaim beneficial ownership of the shares owned by VSBLTY.
(3)	Includes shares held through wholly-owned companies or companies controlled by such persons.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Consulting Agreement with VSBLTY

We have entered into a Consulting Agreement, dated November 30, 2021, with VSBLTY Inc. under which it provides us with consulting services on a project basis, initially including related to the following items:

●	Business strategy

●	Go to market strategy

●	Joint sales proposals

●	RFI/RFP responses

●	Demand generation

●	Lead generation

●	Development roadmap and strategy

●	Capital fund raising strategy

We pay VSBLTY a monthly fee of $10,000 plus reimbursement of out of pocket expenses. The agreement has a term of 2 years unless earlier terminated by either party. This Consulting Agreement is attached as an exhibit to the Offering Statement of which this Offering Circular forms a part.

Consulting Services Agreement with Sequoia Partners

We have entered into a Consulting Services Agreement, dated October 31, 2021, with Sequoia Partners Inc. under which it has agreed to provide us advisory services from time to time as required by our management, including:

●	Introducing us to third-party service providers;

●	Introducing us to its network;

●	Providing corporate finance services;

●	Strategizing the use of in-house marketing and awareness services;

●	Providing general consulting services to us;

●	Representing us in a professional manner as third-party consultant whenever relevant; and

●	Such other duties as may be reasonably directed from time to time by our management.

We pay Sequoia Partners a monthly fee of $5,000 plus reimbursement of out of pocket expenses. The agreement has a term of 12 months and would continue thereafter on a month-to-month basis. This Consulting Services Agreement is attached as an exhibit to the Offering Statement of which this Offering Circular forms a part.

Other Agreements

Originally, VSBLTY entered into agreements with 4 commercial customers which were assigned to us in 2022. The form of assignment agreement is attached as an exhibit to the Offering Statement of which this Offering Circular forms a part. Please also see “The Company’s Business – Intellectual Property” for a description of our RADAR App License Agreement and VSBLTY License Agreement and “The Company’s Property” for a description of our Co-Tenancy Agreement with VSBLTY for our office spaces. Please also see “Compensation of Directors and Executive Officers” for a description of Mr. Muller’s Employment Agreement and of the Fractional CFO Engagement Letter under which Mr. Selkrig serves as our Chief Financial Officer.

SECURITIES BEING OFFERED

General

The company is offering up to 20,000,000 shares of Non-Voting Common Stock. See “Plan of Distribution.”

The following description summarizes the most important terms of the company’s capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of the company’s second amended and restated certificate of incorporation, as amended (“Restated Certificate”) and its bylaws, copies of which have been filed as exhibits to the Offering Statement of which this Offering Circular is a part. For a complete description of our capital stock, you should refer to our Restated Certificate and bylaws and to the applicable provisions of Delaware law.

The authorized capital stock of the company consists of three classes designated, respectively, Common Stock, par value $0.00001 per share, Non-Voting Common Stock, par value $0.00001 per share and Preferred Stock, par value $0.00001 per share.

As of May 31, 2022 and after giving effect to our June 2, 2022, 1683.72845:1 forward stock split, the authorized and outstanding shares included:

Class	Authorized	Issued and Outstanding
Common Stock	91,000,000	50,000,035

Non-Voting Common Stock	25,000,000	0

Blank Check Preferred Stock	10,000,000	0

Common Stock

Except as set forth in below, the Voting Common Stock and Non-Voting Common Stock have identical rights, powers and privileges in every respect (including in respect of dividends and in respect of distributions upon any dissolution, liquidation or winding up of the company) and the Non-Voting Common Stock shall be treated the same as Voting Common Stock (including in any merger, consolidation, share exchange, reclassification or other similar transaction).

Voting Rights

The holders of the Voting Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The shares of Non-Voting Common Stock shall not have voting rights at any meeting of stockholders other than those required by law. Under the Delaware General Corporation Law, holders of Non-Voting Common Stock are entitled to vote on a limited number of corporate actions, including:

●	an amendment to the certificate of incorporation that would increase or decrease the par value of the Non-Voting Common Stock or alter or change the powers, preferences, or special rights of the Non-Voting Common Stock so as to affect them adversely,

●	conversion of the company to a limited liability company, statutory trust, business trust or association, real estate investment trust, common-law trust or any other unincorporated business including a general or limited partnership or a corporation domiciled in another state and

●	a transfer to or domestication in any non-U.S. jurisdiction, either ceasing or continuing to exist as a Delaware corporation.

Unless required by law, there is no cumulative voting.

Dividend Rights

Subject to the preferential rights of holders of Preferred Stock, the holders of shares of Voting Common Stock and Non-Voting Common Stock will be entitled to receive such dividends (payable in cash, stock, or otherwise), on a pro rata basis, as may be declared by our Board of Directors at any time and from time to time out of any funds of the company legally available therefor; provided, however, that any dividend that is payable in Common Stock shall be paid only in Voting Common Stock to the holders of Voting Common Stock and only in Non-Voting Common Stock to the holders of Non-Voting Stock.

The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the company, after the payment of any preferential amounts required to be paid to the holders of shares of Preferred Stock, the remaining funds and assets available for distribution to the stockholders of the company will be distributed among the holders of shares of Non-Voting Common Stock and Voting Common Stock on a pro rata basis.

Mandatory Conversion of Non-Voting Common Stock

All outstanding shares of Non-Voting Common Stock will automatically convert into an equal number of shares of Voting Common Stock and such converted Non-Voting Common Stock shall be retired and cancelled and may not be reissued upon:

●	the closing of the sale of shares of Voting Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or

●	the date and time that the Common Stock is listed for trading on the New York Stock Exchange, any tier of The Nasdaq Stock Market LLC, or another exchange or marketplace approved the Board of Directors (the time of such closing or the date and time of such event, the “Mandatory Conversion Time”),

Exchanges of Common Stock for other Securities, Cash or Property

In the event of any merger, consolidation, share exchange, reclassification or other similar transaction in which the shares of Voting Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, each share of Non-Voting Common Stock will at the same time be similarly exchanged or changed in an amount per share equal to the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, that each share of Voting Common Stock would be entitled to receive as a result of such transaction; provided that, at the election of the company, any securities issued with respect to the Non-Voting Common Stock may be non-voting securities under the resulting corporation’s organizational documents and the company will make appropriate provisions and take such actions as it deems necessary, in its sole discretion, to ensure that holders of the Non-Voting Common Stock retain securities with substantially the same privileges, limitations and relative rights as the Non-Voting Common Stock.

Subject to the foregoing, in the event the holders of Voting Common Stock are provided the right to convert or exchange Voting Common Stock for stock or securities, cash and/or any other property, then the holders of the Non-Voting Common Stock will be provided the same right based upon the number of shares of Voting Common Stock such holders would be entitled to receive if such shares of Non-Voting Common Stock were converted into shares of Voting Common Stock immediately prior to such offering.

Repurchases of Common Stock

In the event that the company offers to repurchase shares of Voting Common Stock from its shareholders generally, the company will offer to repurchase Non-Voting Common Stock pro rata based upon the number of shares of Voting Common Stock such holders would be entitled to receive if such shares were converted into shares of Voting Common Stock immediately prior to such repurchase.

Subscription Offers, Rights Offers or Similar Offers

In the event of any pro rata subscription offer, rights offer or similar offer to holders of Voting Common Stock, the company will provide the holders of the Non-Voting Common Stock the right to participate based upon the number of shares of Voting Common Stock such holders would be entitled to receive if such shares were converted into shares of Voting Common Stock immediately prior to such offering; provided that, at the election of the company, any shares issued with respect to the Non-Voting Common Stock may be issued in the form of non-voting shares rather than voting shares.

Recapitalizations

If the company shall in any manner split, subdivide or combine (including by way of a dividend payable in shares of Voting Common Stock or Non-Voting Common Stock) the outstanding shares of Voting Common Stock or Non-Voting Common Stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share.

Blank Check Preferred Stock

The company’s Board of Directors is expressly authorized to provide, out of up to 10,000,000 shares of undesignated Preferred Stock, for one or more series of Preferred Stock and, without the consent or vote of the company’s stockholders, with respect to each such series, to fix the number of shares constituting such series and the terms, rights, powers and preferences, and the qualifications and limitations with respect thereto as the Board of Directors determines.

Forum Selection Provision

Unless the company consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the company, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the company to the company or the company’s stockholders, (iii) any action asserting a claim against the company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Restated Certificate or bylaws or (iv) any action asserting a claim against the company, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. This Provision will not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

We will be required to make annual and semi-annual filings with the SEC. We will make annual filings on Form 1-K, which will typically be due by the end of February each year and will include audited financial statements for the previous fiscal year. We will make semi-annual filings on Form 1-SA, which will be due by the end of July each year, which will include unaudited financial statements for the six months to April 30 for the applicable year. We will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 shareholders of record and have filed at least one Form 1-K.

At least every 12 months, we will file a post-qualification amendment to the Offering Statement of which this Offering Circular forms a part, to include the company’s recent financial statements.

We may supplement the information in this Offering Circular by filing a Supplement with the SEC.

All these filings will be available on the SEC’s EDGAR filing system. You should read all the available information before investing.

FINANCIAL STATEMENTS

RADAR USA, INC.

Financial Statements

For the period from November 6, 2020 (incorporation) to October 31, 2021

(Expressed in US Dollars)

Independent Auditor’s Report

To the stockholders of Radar USA, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Radar USA, Inc. (“the Company”), which comprise the balance sheet as at October 31, 2021 and the related statements of operations, stockholders’ equity and cash flows for the period from November 6, 2020 (incorporation) to October 31, 2021 and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2021 and the results of its operations and its cash flows for the period from November 6, 2020 (incorporation) to October 31, 2021 in accordance with accounting principles generally accepted in the United States of America.

/s/ DMCL

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS
Vancouver, British Columbia

April 27, 2022

RADAR USA, INC.

BALANCE SHEET

(EXPRESSED IN US DOLLARS)

October 31, 2021
ASSETS
Current assets
Cash	$1,801,738
Total assets	$1,801,738

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$17,425
Accrued liabilities	12,000
Total current liabilities	29,425
Total liabilities	29,425

STOCKHOLDERS’ EQUITY
Common stock, par value $0.00001, 40,000 common shares authorized; 29,626 shares issued and outstanding	1
Additional paid-in capital	1,850,349
Accumulated deficit	(78,037)
Total stockholders’ equity	1,772,313
Total liabilities and stockholders’ equity	$1,801,738

The accompanying notes are an integral part of these financial statements.

RADAR USA, INC.

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM NOVEMBER 6, 2020 (INCORPORATION) TO OCTOBER 31, 2021

(EXPRESSED IN US DOLLARS)

Operating expenses
Consulting	$8,867
Fundraising	15,000
General and administrative	20,496
Professional services	33,674
Net and comprehensive loss	$78,037

The accompanying notes are an integral part of these financial statements.

RADAR USA, INC.

STATEMENT OF STOCKHOLDERS’ EQUITY

FOR THE PERIOD FROM NOVEMBER 6, 2020 (INCORPORATION) TO OCTOBER 31, 2021

	Common Stock		Additional Paid-in	Deficit
	Shares	Amount	Capital	Accumulated	Total
Balance at November 6, 2020	-	$-	$-	$-	$-
Shares issued for cash	29,626	1	1,850,349	-	1,850,350
Net loss	-	-		(78,037)	(78,037)
Balance – October 31, 2021	29,626	$1	$1,850,349	$(78,037)	$1,772,313

The accompanying notes are an integral part of these financial statements.

RADAR USA, INC.

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM NOVEMBER 6, 2020 (INCORPORATION) TO OCTOBER 31, 2021

(EXPRESSED IN US DOLLARS)

Cash flows used in operating activities
Net loss	$(78,037)
Changes in operating assets and liabilities
Accounts payable	17,425
Accrued liabilities	12,000
Net cash flows used in operating activities	(48,612)

Cash flows used in financing activities
Proceeds from subscription to shares, net	1,850,350
Net cash provided by financing activities	1,850,350
Increase in cash	1,801,738
Cash, beginning	-
Cash, ending	$1,801,738

The accompanying notes are an integral part of these financial statements.

RADAR USA, INC.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

FOR THE PERIOD FROM NOVEMBER 6, 2020 (INCORPORATION) TO OCTOBER 31, 2021

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS AND GOING CONCERN

RADAR USA, INC. (RADAR, or the “Company”) was incorporated in the State of Delaware, United State of America under Delaware General Corporation Law on November 6, 2020. RADAR plans to become an AI-powered integrated community security provider whose integrated solution package includes smart cameras; an easy-to-use app for citizen SOS, geolocation and direct interaction with police; and cloud-based data storage and analytics for law enforcement.

Risks related to the continued expansion of the COVID-19 pandemic

The Company recognizes the continued COVID-19 pandemic and the resulting global implications. There continues to be a possibility for increase of the restrictions currently in place, or addition of new restrictions currently not known to the Company. The impact of these restrictions on the Company’s planned operations, if implemented, is currently unknown but could be significant.

Basis of presentation

The audited financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and are presented in US dollars.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting estimates

The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company regularly evaluates estimates and assumptions related to the going concern, fair value of financial instruments and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Deferred Stock Issuance Costs

Deferred stock issuance costs represent amounts paid for legal, consulting, and other offering expenses in conjunction with the future raising of additional capital to be performed within one year. These costs are netted against additional paid-in capital as a cost of the stock issuance upon closing of the respective stock placement.

Foreign currency translations and transactions

The Company’s functional and reporting currency is the United States dollar. Foreign denominated monetary assets and liabilities are translated into their U.S. dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Revenues and expenses are translated at average rates of exchange during the period. Related translation adjustments as well as gains or losses resulting from foreign currency transactions are reported as part of operating expenses on the statement of operations.

Income taxes

Income tax expense is based on pre-tax financial accounting income. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not some portion or all of the deferred tax assets will not be realized.

Fair value measurements

The book value of cash, accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of those instruments. The fair value hierarchy under GAAP is based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1 -quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 -observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and

Level 3 -assets and liabilities whose significant value drivers are unobservable by little or no market activity and that are significant to the fair value of the assets or liabilities.

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment). There were no assets or liabilities measured at fair value on a nonrecurring basis during the period ended October 31, 2021.

Recent accounting pronouncements

Recent accounting pronouncements issued by the Financial Accounting Standards Board or other authoritative standards groups with future effective dates are either not applicable or are not expected to be significant to the financial statements of the Company.

NOTE 3 - RELATED PARTY TRANSACTIONS

During the period ended October 31, 2021, the Company had the following transactions with related parties:

	Number of Shares	Amount
Shares issued to the Chairman	250 common shares	$25,000
Shares issued to the Chief Executive Officer (“CEO”)	751 common shares	1
Shares issues to Board Members	16,231 common shares	239,914
Shares issues to VSBLTY Groupe Technologies Corp.	7,000 common shares	7
	24,232 common shares	$264,922

On June 21, 2021, the Company signed two license agreements with companies controlled by directors, VSBLTY Inc. (“VSBLTY”) and RADAR APP S.A.P.I. DE C.V. (“Radar App”) (Note 6).

During the period ended October 31, 2021, the Company entered into a consulting agreement with a company controlled by an officer for consulting services for $4,500 per month until terminated by either party.

During the period ended October 31, 2021, the Company entered into an employment agreement with the Company’s CEO. The CEO will receive $5,000 per month until terminated by either party.

During the period ended October 31, 2021, the Company entered into a consulting agreement with a company controlled by directors for consulting services at a cost of $5,000 per month for 12 months until terminated by either party.

NOTE 4 – SHARE CAPITAL

On November 16, 2020, the Company issued 21,750 common shares for proceeds of $100.

On May 5, 2021, the Company issued 2,400 common shares for proceeds of $240,000.

In October 2021, the Company issued 5,476 common shares for proceeds of $1,642,800 and incurred share issuance costs of $32,550.

NOTE 5 – INCOME TAXES

The reported income taxes differ from the amounts obtained by applying statutory rates to the loss before income taxes as follows

October 31, 2021
Net loss	$(78,037)
Statutory tax rate	29.7%
Expected income tax recovery	(23,177)
Change in unrecognized deductible temporary differences	23,177
Income tax recovery	$-

The Company’s tax-effected deferred income tax assets are estimated as follows:

October 31, 2021
Deferred income tax assets
Net operating losses – US	$23,177
Less: Unrecognized deferred tax assets	(23,177)
Net deferred income tax assets	$-

As at October 31, 2021, the Company has recorded a valuation allowance for the aggregate of its tax assets as management believes it is more likely than not that the deferred tax asset will not be realized.

As at October 31, 2021, the Company had net operating loss carry forwards in the United States of approximately $78,000 to reduce future federal and state taxable income. These losses may be carried forward indefinitely.

The Company is not currently subject to any income tax examinations by any tax authority. Should a tax examination be opened, management does not anticipate any tax adjustments, if accepted, that would result in a material change to its financial position.

NOTE 6 – LICENSE AGREEMENTS

The Company entered into a license agreement with VSBLTY to license VSBLTY DataCaptorTM and VSBLTY VectorTM software. The license is for a term of 48 months for a total value of $2,000,000 on a deferred payment basis. Under the terms of the license agreement, the Company’s obligation to pay the licensee fees is postponed until such time:

●	The Company has successfully raised a minimum of $15,000,000 in capital; or

●	Provided services or sublicenses to at least 16,666 end-user cameras in one month.

The Company entered into a license agreement with Radar App, to license RADAR APPTM. The license is for 48 months for a total value of $2,000,000 on a deferred payment basis. Under the terms of the license agreement, the Company’s obligation to pay the license fees is postponed until such time:

●	The Company has successfully raised a minimum of $15,000,000 in capital; or

●	Provided services or sublicenses to at least 16,666 end-user cameras in one month.

NOTE 7 - SUBSEQUENT EVENTS

In accordance with ASC 855 management has performed an evaluation of subsequent events through the date that the financial statements were available to be issued and has determined that it does not have any material subsequent events to disclose in these financial statements other than the following.

On December 13, 2021, the Company issued 70 common shares for proceeds of $21,000.

On November 30, 2021, the Company entered into a consulting agreement with a company controlled by a director for consulting services at a cost of $10,000 per month for a term of 2 years unless terminated by either party.

On March 15, 2022, the Company entered into an agreement with VSBLTY to lease a property through April 30, 2025. The Company’s lease commitments over the term are $4,347 per month.